Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 28, 2019, with respect to the consolidated and combined balance sheets of Jagged Peak Energy Inc. and its subsidiaries as of December 31, 2018 and 2017, the related consolidated and combined statements of operations, change in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Denver, CO

November 23, 2020